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                                                                     EXHIBIT 4.3

        THE RIGHTS AGREEMENT. The following summary of the Company's Rights Agreement, and the rights granted to the Company's stockholders pursuant thereto (the "Rights"), is based upon the Company's Current Report on Form 8-K dated December 5, 1992 (the "Company 8-K").

        Pursuant to the Rights Agreement, on December 5, 1992, the Board of Directors of the Company declared a dividend of one Right for each Share. The dividend was payable as of the close of business on December 17, 1992 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $25 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

        Until the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Shares (an "Acquiring Person") or such earlier date as a majority of the Board becomes aware of the existence of an Acquiring Person (the "Stock Acquisition Date") or
(b) 10 days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates for Shares.

        The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Shares will also constitute the surrender for transfer of the Rights associated with the Shares represented by such certificates. The Rights Agreement further provides that, as soon as practicable following the Distribution Date, separate certificates for Rights will be mailed by the Company or the Rights Agent to holders of record of the Shares as of the close of business on the Distribution Date.

        The Rights will expire on December 4, 2002 (the "Final Expiration Date"), unless the Rights are earlier redeemed by the Company.

        The Purchase Price payable and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time as provided in the Rights Agreement.

        Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a preferential quarterly dividend payment of the greater of $.25 per share or 100 times the dividend declared per Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of the greater of $100 per share or 100 times the payment made per Share. Each Preferred Share will have 100 votes, voting together as a single class with the Shares. Finally, in the event of any merger, consolidation or other transaction in which Shares are exchanged for or changed into other stock or securities, cash and/or other property, each Preferred Share will be entitled to receive 100 times the amount received per Share. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should, according to the Company 8-K, approximate the value of one Share.

        If any person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which a majority of the independent directors who are not affiliated with the Acquiring Person determines to be fair to and otherwise in the best interests of the Company and its stockholders), then the Rights Agreement requires that proper provision be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and certain affiliated or associated persons (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Shares (or, in certain circumstances, other securities or cash) having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of the assets or earning power


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of the Company and its subsidiaries is sold or transferred, the Rights Agreement requires that proper provisions be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the Right.

        The Rights Agreement provides that, at any time prior to the close of business on the earlier of (a) the Stock Acquisition Date and (b) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The redemption period may be extended by the Board by amending the Rights Agreement prior to the time when the Rights become nonredeemable.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

        Other than those provisions relating to the redemption price of the Rights or the Final Expiration Date, any of the provisions of the Rights Agreement may be supplemented or amended by the Company prior to the Distribution Date, without approval of the Rights holders, whether or not a supplement or amendment is adverse to the Rights holders. After the Distribution Date, any provisions of the Rights Agreement (other than those provisions relating to the redemption price of the Rights or the Final Expiration Date) may be amended by the Company in order to make changes which do not materially and adversely affect the interests of holders of Rights (other than any Acquiring Person), provided, however, that the Rights Agreement may not be amended to lengthen (i) the time period governing redemption or the time period during which the Rights Agreement may be amended at the sole discretion of the Company at such time as the Rights are not redeemable, or (ii) any other time period unless such amendment is for the benefit of the Rights holders (other than any Acquiring Person).

        The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the other documents included in the Company 8-K. The Company 8-K are available for inspection and copies thereof may be obtained by written request mailed to: Chief Financial Officer, Cimco, Inc., 265 Briggs Avenue, Costa Mesa, California 92626.

        On December 19, 1995, the Board authorized the amendment of the Rights Agreement to assure that the execution and delivery of the Merger Agreement and the Stockholder Tender Agreement and the consummation of the transactions contemplated thereby will not cause (i) the defined term "Acquiring Person" to apply to the Parent or the Purchaser, (ii) a "Distribution Date" to occur, (iii) the provisions of Section 13(a) of the Rights Agreement to be applicable in respect of the capital stock of the Purchaser or any affiliate thereof or (iv) any adjustment under the provisions of Section 11(a) of the Rights Agreement. The amendment was executed by the parties to the Rights Agreement on December 19, 1995. Accordingly, the operation of the Rights Agreement will not affect the Offer or the Merger.


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